SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                      Global Telecom & Technology, Inc.
(Name of Issuer)

              Common Stock, $0.0001 Par Value Per Share
(Title of Class Securities)

                                           587586108
(CUSIP Number)

Simon M. Lorne, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, NY 10103
                                    (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                       October 16, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 587586108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,972,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,972,125
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 587586108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,972,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,972,125
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 587586108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,972,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,972,125
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1. Security and Issuer.

    The name of the issuer is Global Telecom & Technology, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 11911 Freedom Drive, Suite 590, Reston, Virginia 20190. This Schedule 13D relates to the Issuer’s Common Stock, $0.0001 par value per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a member of Millenco. As a non-managing member, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was approximately $986,000, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of: (i) 20,900 shares of Common Stock; (ii) 5,000 Series A Units (each of which consists of two shares of Common Stock, five Class W Warrants ("Class W Warrants") and five Class Z Warrants ("Class Z Warrants")); (iii) 3,100 Series B Units (each of which consists of two shares of the Issuer's Class B Common Stock, one Class W Warrant and one Class Z Warrant); (iv) 1,252,825 Class W Warrants and (v) 626,000 Class W Warrants.  Each Class W Warrant and Class Z Warrant entitles the holder to purchase one share of the Issuer's Common Stock at a price of $5.00 per share and is exercisable on the later of the Issuer's completion of a business combination or April 11, 2006.  On October 16, 2006, the Issuer announced that it had completed the acquisition of all the outstanding shares of Global Internetworking, Inc. and European Telecommunications & Technology Limited, and thus, the Issuer’s Class W Warrants and Class Z Warrants are now exerciseable. The Class W Warrants will expire on April 10, 2010, or earlier upon redemption, while the Class Z Warrants will expire on April 10, 2012, or earlier upon redemption.  In addition, as of October 16, 2006, the Class B Common Stock of the Issuer automatically converted to Common Stock.  Thus, in aggregate, Millenco may be deemed to be the beneficial owner of 1,972,125 shares of Common Stock, which represents approximately 13.2% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 1,300,000 shares of Common Stock being issued in connection with the acquisition of Global Internetworking, Inc., yielding an aggregate number of 13,030,100 outstanding shares of Common Stock after such acquisition, as reported by the Issuer on an unaudited pro forma basis on its Proxy Statement on Schedule 14A dated as of September 29, 2006. On Form 8-K, dated October 15, 2006, the Issuer confirmed that it had issued 1,300,000 shares of Common Stock in connection with such acquisition.

    Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the 1,972,125 shares of Common Stock beneficially owned by Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 1,972,125 shares of Common Stock beneficially owned by Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,972,125 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in the Issuer’s Common Stock, Series A Units, Series B Units, Class W Warrants and Class Z Warrants (collectively, “Issuer’s Securities”) during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Securities during the past 60 days by the Reporting Persons. All such transactions in the Common Stock were effected on the OTC Bulletin Board.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of October 24, 2006, by and among Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.0001 par value per share, of Global Telecom & Technology, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 24, 2006

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Securities During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $	Form of Security
8/29/2006	5,000	0.26	Class W Warrants
8/30/2006	5,000	0.25	Class Z Warrants
9/7/2006	(1,500)	2.2667	Common Stock
9/7/2006	5,000	0.18	Class W Warrants
9/12/2006	1,200	5.13	Class B Common Stock
9/13/2006	(3,000)	5.17	Class B Common Stock
9/13/2006	5,000	0.23	Class Z Warrants
9/15/2006	(3,000)	1.95	Common Stock
9/15/2006	4,000	0.17	Class W Warrants
9/15/2006	30,000	0.21	Class Z Warrants
9/18/2006	12,000	0.17	Class W Warrants
9/20/2006	15,000	0.1633	Class W Warrants
9/26/2006	14,300	10.6996	Series B Units
9/27/2006	13,000	10.7	Series B Units
9/28/2006	1,500	10.7	Series B Units
9/28/2006	23,000	0.16	Class W Warrants
9/29/2006	2,800	10.75	Series B Units
9/29/2006	(200)	10.74	Series B Units
9/29/2006	(500)	5.24	Class B Common Stock
10/3/2006	(100)	5.238	Class B Common Stock
10/3/2006	200,000	0.19	Class W Warrants
10/3/2006	233,000	0.202	Class W Warrants
10/3/2006	(250,000)	0.227	Class W Warrants
10/3/2006	242,000	0.2027	Class Z Warrants
10/3/2006	(255,000)	0.2268	Class Z Warrants
10/5/2006	2,700	10.7	Series B Units
10/5/2006	25,000	0.156	Class W Warrants
10/5/2006	5,000	0.18	Class Z Warrants
10/5/2006	(25,000)	0.23	Class Z Warrants
10/12/2006	80,000	0.0956	Class W Warrants
10/12/2006	(275,000)	0.1	Class W Warrants
10/12/2006	(160,000)	0.1	Class Z Warrants
10/13/2006	200	10.5	Series B Units
10/13/2006	(150,000)	5.1	Class B Common Stock
10/13/2006	39,000	0.1038	Class W Warrants
10/13/2006	50,000	0.1	Class W Warrants
10/13/2006	180,200	0.1059	Class Z Warrants
10/16/2006	200	10.4	Series B Units
10/16/2006	1,500	10	Series A Units
10/16/2006	3,500	9.8929	Series A Units
10/16/2006	237,500	0.3215	Class W Warrants
10/16/2006	100,800	0.3673	Class Z Warrants

Note: All such transactions were effected by Millenco.